Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine months
	ended	Year ended
	September 30,	December 31,
	2015	2014
Pretax income from operations:
Net income	$133.4	$51.4
Add income tax expense	74.0	123.7
Pretax income from operations	207.4	175.1
Add fixed charges:
Interest expense on corporate debt	33.7	43.9
Interest expense on investment borrowings and borrowings related to variable interest entities	37.0	48.9
Interest added to policyholder account balances	92.9	173.0
Portion of rental (a)	11.0	15.1
Fixed charges	174.6	280.9
Adjusted earnings	$382.0	$456.0
Ratio of earnings to fixed charges	2.19X	1.62X

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(a)	Interest portion of rental is estimated to be 33 percent.